UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 4

Under the Securities Exchange Act of 1934

Good Times Restaurants Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

382140879

(CUSIP Number)

with a copy to:

Delta Partners, LP	Gardere Wynne Sewell LLP
265 Franklin Street, Suite 903	2021 McKinney Ave., Suite 1600
Boston, MA 02110	Dallas, Texas 75201
Attn: Charles Jobson	Attn: Evan Stone

Tel: (617) 526-8960	Tel: (214) 999-4906

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 382140879	Page 2 of 29

1	Name of Reporting Person: Delta Partners, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 670,784

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 670,784

11	Aggregate Amount Beneficially Owned by Each Reporting Person 670,784

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.3%*

14	Type of Reporting Person (See Instructions) PN

*	Based on 12,467,240 shares of Common Stock outstanding as of December 18, 2017, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 26, 2017, filed with the Securities and Exchange Commission on December 22, 2017.

CUSIP No. 382140879	Page 3 of 29

1	Name of Reporting Person: Delta Partners GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 670,784*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 670,784*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 670,784*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.3%**

14	Type of Reporting Person (See Instructions) OO

*	Represents shares directly held by Delta Partners, LP. Delta Partners GP, LLC is the general partner of Delta Partners, LP.

**	Based on 12,467,240 shares of Common Stock outstanding as of December 18, 2017, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 26, 2017, filed with the Securities and Exchange Commission on December 22, 2017.

CUSIP No. 382140879	Page 4 of 29

1	Name of Reporting Person: Prism Partners, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,363,440

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,363,440

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,363,440

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.9%*

14	Type of Reporting Person (See Instructions) PN

*	Based on 12,467,240 shares of Common Stock outstanding as of December 18, 2017, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 26, 2017, filed with the Securities and Exchange Commission on December 22, 2017.

CUSIP No. 382140879	Page 5 of 29

1	Name of Reporting Person: Delta Growth Master Fund L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,200

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,200

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,200

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%*

14	Type of Reporting Person (See Instructions) OO

*	Based on 12,467,240 shares of Common Stock outstanding as of December 18, 2017, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 26, 2017, filed with the Securities and Exchange Commission on December 22, 2017.

CUSIP No. 382140879	Page 6 of 29

1	Name of Reporting Person: Delta Advisors, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,369,640*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,369,640*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,369,640*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.98%**

14	Type of Reporting Person (See Instructions) OO

*	Represents shares directly held by Prism Partners, L.P. and Delta Growth Master Fund L.P. Delta Advisors, LLC is the general partner of Prism Partners, L.P. and Delta Growth Master Fund L.P.

**	Based on 12,467,240 shares of Common Stock outstanding as of December 18, 2017, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 26, 2017, filed with the Securities and Exchange Commission on December 22, 2017.

CUSIP No. 382140879	Page 7 of 29

1	Name of Reporting Person: Jobson Family Foundation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 208,333

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 208,333

11	Aggregate Amount Beneficially Owned by Each Reporting Person 208,333

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.67%*

14	Type of Reporting Person (See Instructions) OO

*	Based on 12,467,240 shares of Common Stock outstanding as of December 18, 2017, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 26, 2017, filed with the Securities and Exchange Commission on December 22, 2017.

CUSIP No. 382140879	Page 8 of 29

1	Name of Reporting Person: Charles Jobson

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,248,757*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,248,757*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,248,757*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18%**

14	Type of Reporting Person (See Instructions) IN

*	Represents 1,363,440 shares held by Prism Partners, L.P., 670,784 shares held by Delta Partners LP, 6,200 shares held by Delta Growth Master Fund L.P., and 208,333 shares held by the Jobson Family Foundation. Delta Advisors, LLC is the general partner of Prism Partners, L.P. and Delta Growth Master Fund L.P. Delta Partners GP, LLC is the general partner of Delta Partners, LP. Charles Jobson is the managing member of Delta Advisors, LLC and Delta Partners GP, LLC. Charles Jobson is the trustee of the Jobson Family Foundation.

**	Based on 12,467,240 shares of Common Stock outstanding as of December 18, 2017, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 26, 2017, filed with the Securities and Exchange Commission on December 22, 2017.

CUSIP No. 382140879	Page 9 of 29

1	Name of Reporting Person: REIT Redux LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 440,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 440,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 440,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.5%*

14	Type of Reporting Person (See Instructions) PN

*	Based on 12,467,240 shares of Common Stock outstanding as of December 18, 2017, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 26, 2017, filed with the Securities and Exchange Commission on December 22, 2017.

CUSIP No. 382140879	Page 10 of 29

1	Name of Reporting Person: REIT Redux GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 440,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 440,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 440,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.5%*

14	Type of Reporting Person (See Instructions) OO

*	Based on 12,467,240 shares of Common Stock outstanding as of December 18, 2017, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 26, 2017, filed with the Securities and Exchange Commission on December 22, 2017.

CUSIP No. 382140879	Page 11 of 29

1	Name of Reporting Person: Robert J. Stetson

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 111,121*

	8	Shared Voting Power 460,500

	9	Sole Dispositive Power 111,121*

	10	Shared Dispositive Power 460,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 571,621*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.6%**

14	Type of Reporting Person (See Instructions) IN

*	The aggregate amount includes vested options to acquire 7,227 shares of Common Stock.

**	Based on 12,467,240 shares of Common Stock outstanding as of December 18, 2017, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 26, 2017, filed with the Securities and Exchange Commission on December 22, 2017.

CUSIP No. 382140879	Page 12 of 29

1	Name of Reporting Person: Leanlien, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,500

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,500

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%*

14	Type of Reporting Person (See Instructions) OO

*	Based on 12,467,240 shares of Common Stock outstanding as of December 18, 2017, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 26, 2017, filed with the Securities and Exchange Commission on December 22, 2017.

CUSIP No. 382140879	Page 13 of 29

1	Name of Reporting Person: David Martin West Asset Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%*

14	Type of Reporting Person (See Instructions) OO

*	Based on 12,467,240 shares of Common Stock outstanding as of December 18, 2017, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 26, 2017, filed with the Securities and Exchange Commission on December 22, 2017.

CUSIP No. 382140879	Page 14 of 29

1	Name of Reporting Person: David West

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%*

14	Type of Reporting Person (See Instructions) IN

*	Based on 12,467,240 shares of Common Stock outstanding as of December 18, 2017, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 26, 2017, filed with the Securities and Exchange Commission on December 22, 2017.

CUSIP No. 382140879	Page 15 of 29

1	Name of Reporting Person: The Kropp 2010 Family Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%*

14	Type of Reporting Person (See Instructions) OO

*	Based on 12,467,240 shares of Common Stock outstanding as of December 18, 2017, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 26, 2017, filed with the Securities and Exchange Commission on December 22, 2017.

CUSIP No. 382140879	Page 16 of 29

1	Name of Reporting Person: James H. Kropp

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,000*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%**

14	Type of Reporting Person (See Instructions) IN

*	Includes 8,000 shares held by The Kropp 2010 Family Trust.

*	Based on 12,467,240 shares of Common Stock outstanding as of December 18, 2017, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 26, 2017, filed with the Securities and Exchange Commission on December 22, 2017.

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 19, 2016 (as amended, the “Schedule 13D”), Delta Partners, LP, a Delaware limited partnership, Delta Partners GP, LLC, a Delaware limited liability company, Prism Partners, L.P., a Delaware limited partnership, Delta Growth Master Fund L.P., a Cayman Islands limited partnership, Delta Advisors, LLC a Delaware limited liability company, the Jobson Family Foundation, a Massachusetts trust, Charles Jobson, an individual, REIT Redux LP, a Delaware limited partnership, REIT Redux GP, LLC, a Delaware limited liability company, Robert J. Stetson, an individual, Leanlien, L.L.C., a Texas limited liability company, David Martin West Asset Trust, a Texas trust, David West, an individual, The Kropp 2010 Family Trust, a Texas trust, and James H. Kropp, an individual, relating to the common stock, $0.001 par value per share (the “Common Stock”) of Good Times Restaurants Inc., a Delaware corporation (the “Issuer”), as amended by the first amendment thereto filed by certain Jobson Reporting Persons (defined below) on April 24, 2017, as amended by the second amendment thereto filed with the SEC on October 19, 2017, and as further amended by the third amendment thereto filed with the SEC on November 14, 2017. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the same meanings as are ascribed to them in the Schedule 13D.

This Amendment is being filed to supplement Items 2, 3, 4, 5 and 7 of the Schedule 13D.

Item 2.	Identity and Background

Items 2(a)–(f) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) This Schedule 13D is being filed by and on behalf of (i) Delta Partners, LP; (ii) Delta Partners GP, LLC; (iii) Prism Partners, L.P.; (iv) Delta Growth Master Fund L.P.; (v) Delta Advisors, LLC; (vi) Jobson Family Foundation; (vii) Charles Jobson; (viii) REIT Redux LP; (ix) REIT Redux GP, LLC; (x) Robert J. Stetson; (xi) Leanlien, L.L.C.; (xii) David Martin West Asset Trust; (xiii) David West; (xiv) The Kropp 2010 Family Trust; and (xv) James H. Kropp (the persons in clauses (i)–(vii) each, a “Jobson Reporting Person” and collectively, the “Jobson Reporting Persons”, the persons in clauses (viii)–(xv) each, a “Stetson Reporting Person” and collectively, the “Stetson Reporting Persons”, and all persons in clauses (i)–(xv) each, a “Reporting Person” and collectively, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. The amended and restated agreement among the Reporting Persons to file jointly (the “A&R Joint Filing Agreement”) is attached hereto as Exhibit F.

(b) The principal business address of each Jobson Reporting Person other than Jobson Family Foundation is 265 Franklin Street, Suite 903, Boston, MA 02110. The principal business address of Jobson Family Foundation is 39 Livingston Road, Wellesley, MA 02482. The principal business address of REIT Redux LP, REIT Redux GP, LLC, The Kropp 2010 Family Trust and James H. Kropp is 14901 Quorum Drive, Suite 900, Dallas, Texas 75254. The principal business address of Robert Stetson is 6125 Luther Lane #380, Dallas, Texas 75225. The principal business address of David Martin West Asset Trust and David West is 16475 Dallas Parkway, Suite 155, Addison, Texas 75001.

(c) Prism Partners, L.P. and Delta Growth Master Fund L.P. are private investment funds, the principal business of which is to make investments. Delta Partners, LP is an investment manager. The principal business of Delta Partners GP, LLC is to act as the general partner of Delta Partners, LP. The principal business of Delta Advisors, LLC is to act as the general partner of Prism Partners, L.P. The principal business of Jobson Family Foundation is to serve as a charitable foundation. Charles Jobson serves as managing member of Delta Partners GP, LLC and Delta Advisors, LLC. REIT Redux LP, REIT Redux GP, LLC, Robert Stetson, The Kropp 2010 Family Trust, and James H. Kropp are principally engaged in the business of acquiring, holding, managing, voting and disposing of various public and private investments. David Martin West Asset Trust and David West are principally engaged in real estate and investments. Mr. Stetson also serves as Chief Executive Officer of USRP and as Chief Financial Officer of Sholand, LLC. Mr. Kropp is the Chief Financial Officer of Microproperties, LLC.

Messrs. Stetson and Jobson are each a director of the Issuer.

(d)-(e) During the last five years, no Reporting Person has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Delta Partners, LP, Prism Partners, L.P. and REIT Redux LP are Delaware limited partnerships. Delta Growth Master Fund L.P. is a Cayman Islands limited partnership. Delta Partners GP, LLC, Delta Advisors, LLC, and REIT Redux GP, LLC are Delaware limited liability companies. Leanlien, L.L.C. is a Texas limited liability company. Jobson Family Foundation is a Massachusetts trust. David Martin West Asset Trust and The Kropp 2010 Family Trusts are trusts formed under the laws of Texas. Charles Jobson, Robert Stetson, David West and James H. Kropp are each a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended to add the following paragraph to the end of the disclosure.

Delta Partners LP received 879,127 shares of Common Stock as a distribution in kind from Prism Offshore Fund Ltd. as a result of its equity interest in Prism Offshore Fund Ltd. In connection with this distribution, 22,439 shares of Common Stock were distributed to the other equity holders unaffiliated with the Reporting Persons.

Jobson Family Foundation received 208,333 shares of Common Stock as a charitable gift from Delta Partners LP.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated by adding the following paragraphs to the end of such Item:

On December 20, 2017, REIT delivered a demand letter on December 20, 2017 (the “Demand Letter”) to the Issuer and its registered agent requesting an updated stockholder list and related items. The foregoing summary of the Demand Letter is not intended to be read as a complete reflection of the entire Demand Letter and is qualified in its entirety by reference to the Demand Letter, a copy which is attached as Exhibit H and incorporated in its entirety, by reference, in this Item 4.

Concurrently with the Demand Letter, on December 20, 2017 Delta and REIT delivered a letter to the Issuer (the “GTIM Board Letter”) identifying concerns of Delta and REIT with respect to actions taken by the Issuer since delivery of the Nomination Letter, including the Issuer’s recent amendment of its bylaws and securities trading restrictions imposed by the Issuer. The foregoing summary of the GTIM Board Letter is not intended to be read as a complete reflection of the entire GTIM Board Letter and is qualified in its entirety by reference to the GTIM Board Letter, a copy which is attached as Exhibit G and incorporated in its entirety, by reference, in this Item 4.

On December 22, 2017, the Issuer sent a letter in response to the GTIM Board Letter, setting forth the Issuer’s proposed terms for a settlement with Delta and REIT which would include the withdrawal of the Nomination Letter (the “Issuer Response”). The Issuer Response also asserted, as justification for the Issuer’s determination that securities trading restrictions on insiders were warranted during a time when the Issuer’s “trading window” is typically open, that “very specific and material changes to the strategic direction of the Company” have been proposed by Delta and REIT. The Reporting Persons strongly believe that changes referenced by the Issuer do not constitute material nonpublic information given, among other things, their fledgling nature and substantial uncertainty as to whether such matters can or may occur (including based on the fact that Messrs. Jobson and Stetson represent a minority of the Issuer’s current board of directors). Nevertheless, in light of (i) the Issuer’s assertion that proposals have been made by Delta and REIT and (ii) Delta and REIT’s belief at this time that they will advocate for such matters with greater specificity in the future, Delta and REIT are hereby disclosing their intention to advocate for the following actions by the Issuer as a means to maximize shareholder value: (a) the refranchising of some of the Issuer’s locations of both of the Issuer’s brands in Colorado and (b) in addition to continued company-owned Bad Daddy’s development activities in such markets, franchising both brands in other states. Such ideas are preliminary in nature at this time and do not represent definitive plans of the Reporting Persons or the Issuer. The foregoing are in addition to matters previously disclosed by the Reporting Persons, including the necessity for a sustained emphasis by the Issuer on improving overall productivity. The Reporting Persons may recommend additional actions by the Issuer in the future.

Subject to fiduciary responsibilities as directors and in compliance therewith, the Reporting Persons have had, and plan to continue to have, discussions with the Issuer, its management, board of directors, certain other shareholders and other persons that may relate to governance and board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and the future of the Issuer.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of the Common Stock, other investment opportunities available to Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of the Common Stock or other financial instruments related to the Issuer, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to and Item 2(c) of this Schedule 13D.

(c) Information with respect to all transactions in the Common Stock which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Persons is set forth on Exhibit I attached hereto and incorporated herein by reference.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended by adding the following:

Exhibit F – A&R Joint Filing Agreement

Exhibit G – Letter to the GTIM Board

Exhibit H – Demand Letter

Exhibit I – Transactions Effected During the Past Sixty Days

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2018	DELTA PARTNERS, LP

	By:	Delta Partners GP, LLC, its general partner

	By:	/s/ Charles Jobson
Name: Charles Jobson
Title: Managing Member

DELTA PARTNERS GP, LLC

	By:	/s/ Charles Jobson
Name: Charles Jobson
Title: Managing Member

DELTA GROWTH MASTER FUND L.P.

	By:	Delta Advisors, LLC, its general partner

	By:	/s/ Charles Jobson
Name: Charles Jobson
Title: Managing Member

PRISM PARTNERS, L.P.

	By:	Delta Advisors, LLC, its general partner

	By:	/s/ Charles Jobson
Name: Charles Jobson
Title: Managing Member

DELTA ADVISORS, LLC

	By:	/s/ Charles Jobson
Name: Charles Jobson
Title: Managing Member

JOBSON FAMILY FOUNDATION

	By:	/s/ Charles Jobson
Name: Charles Jobson
Title: Trustee

CHARLES JOBSON

	By:	/s/ Charles Jobson
Charles Jobson, individually

REIT REDUX LP

By:	REIT Redux GP, LLC, its general partner

By:	/s/ Robert Stetson
Name: Robert Stetson
Title: President

REIT REDUX GP, LLC

By:	/s/ Robert Stetson
Name: Robert Stetson
Title: President

LEANLIEN, L.L.C.

By:	/s/ Robert Stetson
Name: Robert Stetson
Title: Manager

ROBERT STETSON

By:	/s/ Robert Stetson
Robert Stetson, individually

DAVID MARTIN WEST ASSET TRUST

By:	/s/ David West
Name: David West
Title: Trustee

DAVID WEST

By:	/s/ David West
David West, individually

THE KROPP 2010 FAMILY TRUST

By:	/s/ James H. Kropp
Name: James H. Kropp
Title: Trustee

JAMES H. KROPP

By:	/s/ James H. Kropp
James H. Kropp, individually

Exhibit F

AMENDED AND RESTATED JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated January 5, 2018 (including amendments thereto) with respect to the Common Stock of Good Times Restaurants Inc. This Amended and Restated Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: January 5, 2018

DELTA PARTNERS, LP

By: Delta Partners GP, LLC, its general partner

By:	/s/ Charles Jobson
Name: Charles Jobson
Title: Managing Member

DELTA PARTNERS GP, LLC

By:	/s/ Charles Jobson
Name: Charles Jobson
Title: Managing Member

PRISM PARTNERS, L.P.

By: Delta Advisors, LLC, its general partner

By:	/s/ Charles Jobson
Name: Charles Jobson
Title: Managing Member

DELTA ADVISORS, LLC

By:	/s/ Charles Jobson
Name: Charles Jobson
Title: Managing Member

JOBSON FAMILY FOUNDATION

By:	/s/ Charles Jobson
Name: Charles Jobson
Title: Trustee

CHARLES JOBSON

By:	/s/ Charles Jobson
Charles Jobson, individually

REIT REDUX LP

By: REIT Redux GP, LLC, its general partner

By:	/s/ Robert Stetson
Name: Robert Stetson
Title: President

REIT REDUX GP, LLC

By:	/s/ Robert Stetson
Name: Robert Stetson
Title: President

LEANLIEN, L.L.C.

By:	/s/ Robert Stetson
Name: Robert Stetson
Title: Manager

ROBERT STETSON

By:	/s/ Robert Stetson
Robert Stetson, individually

DAVID MARTIN WEST ASSET TRUST

By:	/s/ David West
Name: David West
Title: Trustee

DAVID WEST

By:	/s/ David West
David West, individually

THE KROPP 2010 FAMILY TRUST

By:	/s/ James H. Kropp
Name: James H. Kropp
Title: Trustee

JAMES H. KROPP

By:	/s/ James H. Kropp
James H. Kropp, individually

Exhibit G

Delta Partners, LP

265 Franklin Street, Suite 903

Boston, MA 02110

REIT Redux LP

14901 Quorum Drive, Suite 900

Dallas, Texas 75254

December 20, 2017

Good Times Restaurants Inc.

141 Union Boulevard, #400

Lakewood, Colorado 80228

Attention: Board of Directors

Gentlemen:

As you know, we have notified Good Times Restaurants Inc. (the “Company” or “Good Times”) of our proposed slate of directors.

While we have been open to constructive steps by the Company regarding our concerns that would obviate the need to run an alternative slate, we have yet to see evidence that the Company is taking seriously these concerns. In particular, we are troubled by the following, which we view as being – rather than constructive - purely defensive in nature:

•	the Company’s failure to schedule its 2018 Annual Meeting of Shareholders;

•	the Company’s amendment of its bylaws permitting the Company to delay any special meeting of shareholders for up to 135 days after its receipt of a valid shareholder request for such a meeting; and

•	the Company’s determination that the “trading window” permitting directors and their affiliates to acquire Company stock is closed.

The above actions are, in our view, simply an effort to weaken our ability to exercise rights as shareholders and serve no purpose other than to entrench the current board of directors. In particular, we believe that Good Times’ decision not to open its scheduled trading window is based off of fears that we would acquire additional shares – enhancing our prospects for a successful election campaign – and represents a blatant misuse of such authority. We believe in the Company’s long-term prospects, and that the Company is undervalued at its current price. If the Company believes that we have made proposals that somehow represent material information (despite not being effected or seriously considered at this time), we ask that the Company so inform us so that we can ensure such matters are properly disclosed.

The above bulleted actions further strengthen our belief that increased shareholder oversight is necessary for the Company, including to improve the Company’s financial performance. Accordingly, we look forward to the 2018 Annual Meeting of Shareholders, where we expect that we, and other concerned shareholders, will have a chance to make our voices heard.

Please note that we reserve the right to make this letter or the substance hereof public if we determine it is consistent with our securities law obligations.

Very truly yours,

Delta Partners, LP

By:	Delta Partners GP, LLC, its general partner

	By:	/s/ Charles Jobson
Name: Charles Jobson
Title: Managing Member

REIT Redux LP

By:	REIT Redux GP, LLC, its general partner

	By:	/s/ Robert Stetson
Name: Robert Stetson
Title: President

Exhibit H

Demand Letter

REIT Redux LP

14901 Quorum Drive, Suite 900

Dallas, Texas 75254

December 20, 2017

VIA E-MAIL AND FEDERAL EXPRESS

Registered Agent Solutions, Inc.

4625 West Nevso Dr. Suite 2

Las Vegas, NV 89103

Attn: Good Times Restaurant Inc.

Good Times Restaurants Inc.

141 Union Blvd., Suite 400

Lakewood, Colorado 80228

Attn: Boyd Hoback

E-mail: bhoback@gtrestaurants.com

CC: Computershare

8742 Lucent Blvd., Suite 225

Highlands Ranch, Co 80129

Attn: Jessica Lucero

E-mail: Jessica.lucero@computershare.com

Snell & Wilmer, L.L.P.

1200 Seventeenth St., Suite 1900

Denver, CO 80202

Attn: Roger Cohen

E-mail: rcohen@swlaw.com

Ladies and Gentlemen:

We are writing to demand to inspect and receive copies of the books and records (the “Books and Records”) of Good Times Restaurants, Inc., a Nevada corporation (the “Company”), in order to enable the Record Holder (as defined below) to communicate with the Company’s other stockholders on matters relating to their interests as stockholders, and to consider the solicitation of proxies should the Company hold an annual meeting or special meeting.

REIT Redux LP, a Delaware limited partnership (the “Record Holder”), is the record owner of 440,000 shares of the common stock of the Company, par value $0.001 per share (the “Common Stock”). As the record owner of such shares the Record Holder hereby demands, pursuant to Chapter 78, Section 105 of the Nevada Revised Statutes (the “NRS”) and the common law of the State of Nevada, that it and its representatives and agents be given the copies and/or extracts of the following stocklist materials of the Company (the “Stocklist Materials”):

(a)	A complete record or list of the Company’s stockholders, certified by the Company or its transfer agent, showing the names and addresses of each stockholder and the number of shares of stock registered in the name of each such stockholder.
(b)	A magnetic computer tape list, computer disk or other electronic media containing the information referred to in paragraph (a), together with the computer processing data necessary to make use of such information on electronic media and a hard copy printout of such information in order of descending balance for verification purposes.
(c)	All daily transfer sheets showing changes in the names and addresses of the Company’s stockholders and/or in the number of shares of the Company’s stockholders which are in, or come into, the possession of the Company or its transfer agent, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, from the date of the stockholder list referred to in paragraph (a).
(d)	All information in or which comes into the Company’s or its agents’ possession, or which can reasonably be obtained from nominees of any central certificate depository systems or their nominees, brokers, dealers, banks, respondent banks, clearing agencies or voting trustees or their nominees, concerning the names and addresses of, and the number of shares held by, the actual beneficial owners of shares of Common Stock, including, without limitation, participating brokers, dealers, banks and other financial institutions which own shares of Common Stock for their own or their customers’ account.
(e)	All information in, or which comes into, the Company’s possession or control or which can reasonably be obtained from brokers, dealers, banks, clearing agencies, voting trustees or other nominees, relating to the names of the non-objecting beneficial owners of the Common Stock (commonly referred to as a “NOBO” list) whose shares are held by brokers, dealers, banks, clearing agencies, voting trustees or their nominees pursuant to Rule 14b-1(b) or Rule 14b-2(b) under the Exchange Act, in the format of a magnetic computer tape, computer disk or similar electronic media listing of such owners showing the name, address and number of shares of Common Stock registered in the name of each such owner in descending balance order.
(f)	Any stop transfer lists or stop lists relating to any shares of stock of the Company.
(g)	A complete and correct copy of the bylaws and articles of incorporation of the Company, as in effect now and as amended from time to time.

Each item is requested to be complete and correct as of two days after the date of this letter (or another recently practicable date). The Record Holder demands further that all modifications, additions or deletions to any and all information in the demand materials be immediately furnished as such modifications, additions or deletions become available to the Company or its representatives or agents.

This demand is pursuant to NRS Chapter 78, Section 105, a copy of which is reproduced below. If you have any questions pertaining to your obligations to abide by this statute, the Record Holder strongly urges you to consult with counsel.

NRS 78.105 Maintenance of records at registered office; inspection and copying of records; civil liability; penalties.

1.	A corporation shall keep a copy of the following records at its registered office:
(a)	A copy certified by the Secretary of State of its articles of incorporation, and all amendments thereto;
(b)	A copy certified by an officer of the corporation of its bylaws and all amendments thereto; and
(c)	A stock ledger or a duplicate stock ledger, revised annually, containing the names, alphabetically arranged, of all persons who are stockholders of the corporation, showing their places of residence, if known, and the number of shares held by them respectively. In lieu of the stock ledger or duplicate stock ledger, the corporation may keep a statement setting out the name of the custodian of the stock ledger or duplicate stock ledger, and the present and complete mailing or street address where the stock ledger or duplicate stock ledger specified in this section is kept.
2.	Any person who has been a stockholder of record of a corporation for at least 6 months immediately preceding the demand, or any person holding, or thereunto authorized in writing by the holders of, at least 5 percent of all of its outstanding shares, upon at least 5 days’ written demand is entitled to inspect in person or by agent or attorney, during usual business hours, the records required by subsection 1 and make copies therefrom. Holders of voting trust certificates representing shares of the corporation must be regarded as stockholders for the purpose of this subsection. If the records required by subsection 1 are kept outside of this State, a stockholder or other person entitled to inspect those records may serve a demand to inspect the records upon the corporation’s registered agent. Upon such a request, the corporation shall send copies of the requested records, either in paper or electronic form, to the stockholder or other person entitled to inspect the requested records within 10 business days after service of the request upon the registered agent. Every corporation that neglects or refuses to keep the records required by subsection 1 open for inspection, as required in this subsection, shall forfeit to the State the sum of $25 for every day of such neglect or refusal.
3.	If any corporation willfully neglects or refuses to make any proper entry in the stock ledger or duplicate copy thereof, or neglects or refuses to permit an inspection of the records required by subsection 1 upon demand by a person entitled to inspect them, or refuses to permit copies to be made therefrom, as provided in subsection 3, the corporation is liable to the person injured for all damages resulting to the person therefrom.
4.	In every instance where an attorney or other agent of the stockholder seeks the right of inspection, the demand must be accompanied by a power of attorney signed by the stockholder authorizing the attorney or other agent to inspect on behalf of the stockholder.
5.	The right to copy records under subsection 3 includes, if reasonable, the right to make copies by photographic, xerographic or other means.
6.	The corporation may impose a reasonable charge to recover the costs of labor and materials and the cost of copies of any records provided to the stockholder.

[80:177:1925; A 1951, 332]—(NRS A 1959, 29; 1963, 217; 1965, 978; 1991, 1214; 1997, 697; 2003, 3082; 2007, 2642)

Because the Books and Records are kept outside the State of Nevada, we request that the Company provide us copies of the requested records, either in paper of electronic form pursuant to NRS Chapter 78 Section 105, Paragraph 2 above. If you refuse to permit the inspection and copying demanded herein, or fail to reply to this demand, within ten (10) business days from the date hereof, the Record Holder will conclude that this demand has been refused and reserve the right to take appropriate steps to secure its rights to examine and copy the demand materials. Furthermore, if you refuse to comply with this demand, we will seek reimbursement of any and all expenses, legal or otherwise, related to enforcing our inspection rights. Please see NRS Chapter 78, Section 105, Paragraph 4 above for reference.

The Record Holder reserves the right to withdraw or modify this demand at any time, and to make other demands of the Company whether pursuant to the NRS, other applicable law, or the Company’s articles of incorporation or bylaws.

Please advise Robert J. Stetson, with a copy to Evan D. Stone (estone@gardere.com, or c/o Gardere Wynne Sewell LLP, 2021 McKinney Ave, Suite 1600, Dallas, Texas 75201), in writing, where and when the Stocklist Materials and Books and Records will be copied and sent. The signatory may be notified via email at bob@robertstetson.com, or via mail with a return receipt at the address set forth on this letterhead. Please be advised that the undersigned will bear the reasonable costs incurred by the Company in connection with the production of the information demanded.

Best,

REIT Redux LP

By:	REIT Redux GP, LLC, its general partner

	By:	/s/ Robert Stetson
Name: Robert Stetson
Title: President

Exhibit I

TRANSACTIONS EFFECTED SINCE THE FILING OF THE LAST SCHEDULE 13D

The below transactions in the Common Stock were effected by private transfers.

The following transactions were effected by, or for the benefit of, Delta Partners LP. The first transaction listed identifies the distribution in kind of 879,127 shares of Common Stock by Prism Offshore Fund, Ltd., an affiliate of the Jobson Reporting Persons which no longer owns any shares of Common Stock. The second transaction listed identifies the charitable gift of 208,333 shares of Common Stock from Delta Partners LP to Jobson Family Foundation.

Transaction Date	Transaction Type	Number of Shares	Average Price Per Share (including commissions)
December 20, 2017	Receipt of Distribution (shares acquired by Reporting Person)	879,127	$0.00
December 29, 2017	Charitable gift (shares transferred from one Reporting Person to another Reporting Person)	208,333	$0.00